Corporate Law Center
Ronald Serota, Attorney
Corporate Securities Counsel
2620 Regatta Dr., Ste. 102
Las Vegas, NV 89128
(702) 869-0099
(702) 446-6071 FAX

October 2, 2007

MAIL STOP 7010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

ATTENTION: SEAN DONAHUE

Re:	Bold View Resources, Inc. Registration Statement on Form SB-2 Filed September 7, 2007 File No. 333-145910

Dear Mr. Donahue:

We write on behalf of Bold View Resources, Inc. (the “Company”) in response to your letter of October 1, 2007, by Sean Donahue regarding the above-referenced Registration Statement on Form SB-2 (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, the Second Amended Registration Statement on Form SB-2/A (the “Amended SB-2”).

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Selling Shareholders, page 13

1.
We note your response to our comment. Where individuals have the same address and last name, please aggregate the shares in the line item for that shareholder, or provide an explanation as to why such shares should not be aggregated. In providing this explanation, it is insufficient to explain that individuals who have the same address and last name are not beneficial owners of the other’s shares because they are independent adults. Where you do aggregate the shares, please aggregate them in the line item in the selling shareholders table rather than making such disclosure in the footnotes. You may clarify in the footnote the number of shares held as custodian.

In response to this comment, the Company revised the selling shareholder section of the prospectus as recommended.

Please feel free to call me at 702-869-0099 if you have any questions about this comment letter.

Sincerely,

/s/ Ronald Serota
Ronald Serota, Esq.
Corporate Securities Counsel